ANGLO AMERICAN

06017642

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

RECEIVED
OCT 1 6 2006
SEC MAIL PROCESSING SECTION
WASH, D.C. 213

SUPPL

9 October, 2006

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 2-9 October

Director/PDMR intererests

- Weston share award – 5.10.06
- Redman rollover – 3.10.06
- NEDs fees/share allotment – 3.10.06
- Butterfield Trust – 2.10.06
- Trahar sale – 2.10.06

PROCESSED
OCT 2 6 2006
THOMSON FINANCIAL

For and on behalf of Anglo American plc
Yours faithfully

Catherine Marshall

C Marshall
Company Secretarial Assistant
Encs - 55 copies

10/25

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc ("the Company")

PDMR Interests

The Company announces that Mr David Weston, a Person Discharging Managerial Responsibility of the Company ("PDMR"), having been appointed Chief Executive Officer of Anglo Industrial Minerals with effect from 1 October 2006, has a beneficial interest in 21,805 ordinary shares of US$0.50 in the capital of the Company ("Shares") which were conditionally awarded on 5 October 2006 based on the London Stock Exchange middle market quotation for 2 October 2006 of £22.93 per share.

The Shares will qualify for future dividends and will be released to him as to 60% on 2 October 2007 and 40% on 2 October 2008.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

G A Wilkinson
Deputy Company Secretary
5 October 2006

Anglo American plc ("the Company")

PDMR's Interests

The Company announces that on 3 October 2006 Mr A E Redman, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Rollover Scheme as follows:

Number of Share Options	Option Strike Price	Share Sale Price
8,000	ZAR51.25	£22.3915

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Company Secretary
3 October 2006

Anglo American plc ("the Company")

Directors' Interests

The Company announces that on 3 October 2006 the following non-executive directors of the Company ("NEDs") subscribed for ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R J Margetts	380	21.705
Sir Mark Moody-Stuart	497	21.705
F T M Phaswana	596	21.705
R C Alexander	115	21.705
P Woicke	462	21.705
M A Ramphele	57	21.705

The Shares are being allotted to certain of the NEDs by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 July to 30 September 2006.

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,107 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank pari passu with the existing issued ordinary shares of the Company.

Following the admission of these Shares the Company's issued share capital will be 1,517,290,592 Shares (excluding those held in treasury).

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Andy Hodges
Deputy Secretary
3 October 2006

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 21,648,654 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
26 September 2006	0
27 September 2006	8,025
28 September 2006	2,000
29 September 2006	8,887
30 September 2006	26,200

The Company was advised of these transactions on 30 September 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Andy Hodges
Deputy Secretary
2 October 2006

Anglo American plc (the "Company")

Directors' Interests

The Company announces that it was notified on 2 October 2006 by Mr A J Trahar, the Chief Executive of the Company, that on 2 October 2006 he sold 38,775 Shares at a price of GBP22.75 per Share. Such shareholding was included in previous declarations of Mr Trahar's direct beneficial interest in Shares which accordingly has been reduced by 38,775 Shares.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

Andy Hodges
Deputy Secretary
2 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 29 September 2006 an independent company purchased 212,500 ordinary shares of the Company at prices between £22.30 and £22.82 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 300,000 of its ordinary shares on 29 September 2006 at prices between £22.44 and £22.72 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 24,113,015 ordinary shares in treasury, and has 1,517,538,485 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 25,330,995 ordinary shares, representing 1.67 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
2 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 2 October 2006 an independent company purchased 265,000 ordinary shares of the Company at prices between £22.55 and £23.14 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 250,000 of its ordinary shares on 2 October 2006 at prices between £22.70 and £22.93 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 24,365,015 ordinary shares in treasury, and has 1,517,288,485 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 25,595,995 ordinary shares, representing 1.69 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary
Anglo American plc
3 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 3 October 2006 an independent company purchased 550,035 ordinary shares of the Company at prices between £22.34 and £23.07 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 205,000 of its ordinary shares on 3 October 2006 at prices between £22.16 and £22.57 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 24,568,015 ordinary shares in treasury, and has 1,517,085,592 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 26,146,030 ordinary shares, representing 1.72 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

G A Wilkinson
Deputy Secretary
Anglo American plc
4 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 4 October 2006 an independent company purchased 550,000 ordinary shares of the Company at prices between £21.66 and £22.24 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 685,145 of its ordinary shares on 4 October 2006 at prices between £21.60 and £22.09 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 25,253,160 ordinary shares in treasury, and has 1,516,400,447 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 26,696,030 ordinary shares, representing 1.76 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary
Anglo American plc
5 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 5 October 2006 an independent company purchased 390,000 ordinary shares of the Company at prices between £22.11 and £22.58 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 400,000 of its ordinary shares on 5 October 2006 at prices between £22.05 and £22.57 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 25,653,160 ordinary shares in treasury, and has 1,516,000,447 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 27,086,030 ordinary shares, representing 1.79 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
6 October 2006

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion announced in the interim results announcement of Friday 4 August 2006, the Company announces that on 6 October 2006 an independent company purchased 317,611 ordinary shares of the Company at prices between £22.11 and £22.39 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 479,236 of its ordinary shares on 6 October 2006 at prices between £22.00 and £22.35 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 26,132,396 ordinary shares in treasury, and has 1,515,521,211 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 27,403,641 ordinary shares, representing 1.81 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
9 October 2006